EXHIBIT 21.2

Financial Statements (as of December 31, 2012) of Ohio Medical Corporation, a current significant subsidiary (unaudited by MVC Capital, Inc. but based on audited financial statements prepared and provided by the portfolio company)

OHIO MEDICAL CORPORATION
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS
CURRENT ASSETS
Cash	$2,933,107	$3,294,320
Accounts receivable, less allowance for doubtful accounts of $117,000 in 2012 and $209,000 in 2011	7,417,411	7,309,090
Inventories, net	8,482,081	7,317,756
Prepaid expenses and deposits	740,397	683,857
Current deferred tax asset	1,301,000	859,000

TOTAL CURRENT ASSETS	20,873,996	19,464,023

PROPERTY AND EQUIPMENT
Land	539,500	539,500
Buildings and improvements	3,662,843	3,649,404
Machinery and equipment	3,990,337	3,869,678
Furniture and fixtures	880,822	873,015

TOTAL PROPERTY AND EQUIPMENT	9,073,502	8,931,597

Less - accumulated depreciation	6,747,340	6,226,757

NET PROPERTY AND EQUIPMENT	2,326,162	2,704,840

GOODWILL	59,420,372	59,420,372

INTANGIBLE ASSETS, net	36,228,294	42,655,666

NONCURRENT DEFERRED TAX ASSET	14,310,000	14,067,000

	$133,158,824	$138,311,901

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$5,760,000	$3,880,000
Accounts payable	4,657,465	4,065,697
Accrued liabilities	1,852,077	1,401,216

TOTAL CURRENT LIABILITIES	12,269,542	9,346,913

LONG-TERM DEBT, less current portion	55,910,000	63,020,000

OTHER LIABILITIES	1,179,167	879,167

SERIES B PREFERRED STOCK DIVIDENDS PAYABLE	2,470,000	190,000

OBLIGATION UNDER INTEREST RATE SWAP AGREEMENT	126,018	—

STOCKHOLDERS’ EQUITY	61,204,097	64,875,821

	$133,158,824	$138,311,901

The accompanying notes are an integral part of these statements.

OHIO MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

NET SALES	$52,990,367	$52,644,413

COST OF SALES	28,760,262	26,453,817

GROSS PROFIT	24,230,105	26,190,596

OPERATING EXPENSES
General and administrative	13,513,432	14,087,844
Selling	6,400,446	5,929,003
Research and development	290,898	443,185
Marketing	421,810	474,541

TOTAL OPERATING EXPENSES	20,626,586	20,934,573

OPERATING INCOME	3,603,519	5,256,023

OTHER EXPENSE
Foreign exchange loss	36,918	118,721
Interest expense	5,158,706	8,628,471
Management fees	565,000	510,695
Transition fees	—	197,969
Other expense, net	184,759	145,225

TOTAL OTHER EXPENSE	5,945,383	9,601,081

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(2,341,864)	(4,345,058)

INCOME TAX BENEFIT	621,952	651,544

LOSS FROM CONTINUING OPERATIONS	(1,719,912)	(3,693,514)

DISCONTINUED OPERATIONS
Loss from operations of discontinued NPWT division	—	(512,977)
Gain on distribution of NPWT, LLC	—	1,505,445
Income tax provision	—	(375,000)

INCOME ON DISCONTINUED OPERATIONS	—	617,468

NET LOSS	$(1,719,912)	$(3,076,046)

The accompanying notes are an integral part of these statements.

OHIO MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

				Series A		*		Accumulated
			Additional	convertible	Series B	Additional		other
	Comprehensive	Common	paid in capital	preferred	preferred	paid in capital	Accumulated	comprehensive
	income (loss)	stock	common stock	stock	stock	preferred stock	deficit	income (loss)	Total equity

BALANCES, DECEMBER 31, 2010		$100	$31,744,595	$216	$—	$65,238,628	$(45,601,863)	$(222,297)	$51,159,379

Comprehensive loss
Net loss	$(3,076,046)	—	—	—	—	—	(3,076,046)	—	(3,076,046)
Other comprehensive income
Foreign currency translation adjustment	714	—	—	—	—	—	—	714	714

Total comprehensive loss	$(3,075,332)

Dividends declared - NPWT spinoff		—	—	—	—	—	(1,950,000)	—	(1,950,000)

Issuance - series B preferred stock		—	—	—	10	18,481,386	—	—	18,481,396

Dividends accrued - series B preferred stock		—	—	—	—	(190,000)	—	—	(190,000)

Issuance - series A preferred stock dividends		—	—	36	—	11,081,341	(11,081,377)	—	—

Stock-based compensation		—	450,378	—	—	—	—	—	450,378

BALANCES, DECEMBER 31, 2011		100	32,194,973	252	10	94,611,355	(61,709,286)	(221,583)	64,875,821

Comprehensive loss
Net loss	$(1,719,912)	—	—	—	—	—	(1,719,912)	—	(1,719,912)
Other comprehensive income (loss)
Foreign currency translation adjustment	54,219
Unrealized loss on obligation under interest rate swap agreement, net of tax	(74,018)

Total other comprehensive loss	(19,799)	—	—	—	—	—	—	(19,799)	(19,799)

Total comprehensive loss	$(1,739,711)

Dividends accrued - series B preferred stock		—	—	—	—	(2,280,000)	—	—	(2,280,000)

Issuance - series A preferred stock dividends		—	—	43	—	12,963,600	(12,963,643)	—	—

Stock-based compensation		—	347,987	—	—	—	—	—	347,987

BALANCES, DECEMBER 31, 2012		$100	$32,542,960	$295	$10	$105,294,955	$(76,392,841)	$(241,382)	$61,204,097

* Includes Series A convertible preferred stock and Series B preferred stock with liquidation preferences as follows:

Series A convertible preferred stock (aggregate liquidation preference of $89,283,864 and $76,320,221 as of December 31, 2012 and 2011)

Series B preferred stock (aggregate liquidation preference, including dividends payable, of $20,951,396 and $18,671,396 as of December 31, 2012 and 2011)

The accompanying notes are an integral part of these statements.

OHIO MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,719,912)	$(3,076,046)
Add (deduct)
Depreciation	520,583	532,302
Amortization of intangible assets	6,427,372	6,881,908
Stock-based compensation	347,987	450,378
Deferred income taxes	(633,000)	(968,000)
Bad debt provision (credit)	(66,998)	58,927
Inventory obsolescence and valuation credit	(32,634)	(91,837)
Gain on distribution of NPWT, LLC	—	(1,505,445)
Increase (decrease) in cash, net of effects of distribution of NPWT, LLC in 2011, due to changes in
Accounts receivable	(41,323)	757,285
Inventories	(1,131,691)	(364,476)
Prepaid expenses and deposits	(56,540)	62,594
Accounts payable	591,768	861,620
Accrued liabilities and other liabilities	750,861	(513,314)

NET CASH FLOW - OPERATING ACTIVITIES	4,956,473	3,085,896

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(141,905)	(224,627)
Proceeds from distribution of NPWT, LLC	—	250,000

NET CASH FLOW - INVESTING ACTIVITIES	(141,905)	25,373

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of preferred stock	—	19,000,000
Net (payments) proceeds on revolving line of credit	(1,350,000)	5,600,000
Proceeds on long-term debt	—	61,300,000
Payments on long-term debt	(3,880,000)	(86,022,567)
Payments of loan costs	—	(1,493,389)
Payments of stock issuance costs	—	(518,604)

NET CASH FLOW - FINANCING ACTIVITIES	(5,230,000)	(2,134,560)

EFFECT OF FOREIGN CURRENCY TRANSLATION ADJUSTMENT ON CASH	54,219	714

NET CHANGE IN CASH	(361,213)	977,423

CASH
Beginning of year	3,294,320	2,316,897

End of year	$2,933,107	$3,294,320

ADDITIONAL INFORMATION
Interest paid	$4,800,000	$9,255,000

Series A preferred stock dividends	$12,964,000	$11,081,000

Series B preferred stock dividends accrued	$2,280,000	$190,000

Non-cash distribution of NPWT, LLC		$1,950,000

The accompanying notes are an integral part of these statements.

OHIO MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

1.              NATURE OF BUSINESS

Ohio Medical Corporation (“OMC”), located in Gurnee, IL, is an assembler of proprietary medical suction equipment and is a designer and fabricator of central vacuum and compressed air systems for industrial and medical use for domestic and international customers.

Amvex Corporation (“AMVEX”), a Delaware company with its primary operating facility located in Toronto, Canada, is a wholly owned subsidiary of OMC that develops, manufactures, markets and distributes medical and therapy products.

Ohio Medical Corporation UK Limited (“OMC UK”) is a wholly owned subsidiary of OMC located in the United Kingdom and distributes OMC and AMVEX products throughout Europe.

Discontinued operations - During 2011, OMC executed a spinoff transaction to contribute substantially all of the net assets of its NPWT division to a newly formed wholly owned subsidiary, NPWT, LLC and distributed the interests to its common stockholders. Subsequent to the spinoff, NPWT, LLC was converted to NPWT Corporation. In October 2011, the assets of NPWT Corporation were sold to an unrelated party. The terms of the asset purchase agreement require the purchaser to pay royalty payments for a period of five years.  The royalty payments are based on net sales and cannot exceed $5,000,000 over the five year royalty period beginning on the purchase date. The fair value of the proceeds to be received from this sale, including future royalty payments, was estimated by the seller to be $2,200,000.  This value, net of $250,000 of cash received in connection with the transaction, was used by OMC to record the distribution of NPWT, LLC to its common stockholders.

The following is a summary of net assets transferred to NPWT, LLC prior to their adjustment to fair value and subsequent sale as well as the results of operations of the NPWT division for the period ended December 31, 2011.

Inventories, net	$468,289
Property and equipment, net	22,809
Intangible assets	203,457
$694,555

Net sales	$200,383
Cost of sales	121,683

Gross profit	78,700

General and administrative	186,728
Selling	6,747
Research and development	398,202

Total operating expenses	591,677

Operating loss	(512,977)

Income tax benefit	190,000

Net loss	$(322,977)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The consolidated financial statements include the accounts of OMC and its wholly owned subsidiaries, AMVEX and OMC UK (collectively referred to as “the company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Concentrations - International sales included in net sales were $13,139,000 and $12,845,000 in 2012 and 2011.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Subsequent events - The preparation of these consolidated financial statements includes management’s evaluation of the events and transactions occurring subsequent to December 31, 2012 through March 29, 2013, which is the date the consolidated financial statements were available to be issued.

Cash - The company maintains cash accounts at Federal Deposit Insurance Corporation (FDIC) and Canadian Deposit Insurance Corporation (CDIC) insured banks. The FDIC and CDIC provide limited insurance on cash deposits.  At times, the company’s cash deposits may exceed insurance limits, however, the company does not expect to experience any losses on its cash deposits.

Accounts receivable - The company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated credit risk by performing credit checks and actively pursuing past due accounts. The company determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due and the company’s previous loss history. Management writes off receivables as a charge to the allowance for doubtful accounts when, in their estimation, it is probable that the receivable is worthless.

Inventories - OMC inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out (“FIFO”) method.  AMVEX inventories are stated at the lower of cost or market, with cost determined on the weighted average method which approximates the FIFO method.  The company determines its obsolescence and valuation reserves by considering a number of factors including the age of inventory, its historical cost and current replacement cost.  Inventories as of December 31, 2012 and 2011 are as follows.

	2012	2011

Raw materials and finished goods	$9,238,760	$8,263,818
Work in process	339,579	181,566
	9,578,339	8,445,384
Less - obsolescence and valuation reserves	(1,096,258)	(1,127,628)
	$8,482,081	$7,317,756

The company had net inventories located in foreign jurisdictions of $3,112,000 and $3,055,000 as of December 31, 2012 and 2011.

Property and equipment - Property and equipment are recorded at cost.  Depreciation is based upon the estimated useful lives of the respective assets using the straight-line method.

Buildings and improvements	3 - 30 years
Machinery and equipment	3 - 5 years
Furniture and fixtures	3 - 5 years

The company had net property and equipment located in foreign jurisdictions of $68,000 and $208,000 as of December 31, 2012 and 2011.

Goodwill - The goodwill acquired from business acquisitions is recorded in accordance with accounting principles generally accepted in the United States of America which establish a framework for accounting for goodwill and intangible assets.  That framework requires the company to evaluate the goodwill on an annual basis for potential impairment. After estimating the value of goodwill using standard valuation techniques and comparing that value to the carrying cost, the company determined that there was no impairment of goodwill as of December 31, 2012 and 2011.

Intangible assets - Acquired intangible assets subject to amortization are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets. Intangible assets that are not subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

Debt issuance costs - Debt issuance costs were incurred by the company in connection with debt refinancing. These costs are included in the company’s intangible assets and are amortized over the term of the related debt.

Long-lived assets - The company annually considers whether indicators of impairment of long-lived assets held for use are present.  If such indicators are present, the company determines whether the sum of the estimated undiscounted future cash flow attributable to such assets is less than their carrying amounts, and if so, the company would recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Management has determined that there was no impairment as of December 31, 2012 and 2011.

Other comprehensive income (loss) - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income.  Certain changes in assets and liabilities, however, such as foreign currency translation adjustments and unrealized gains and losses on the obligation under interest rate swap agreement, are reported as a direct adjustment to the equity section of the consolidated balance sheet. Such items, along with net loss, are considered components of comprehensive income (loss).

Foreign currency translation - Management has determined the functional currency used by AMVEX is the US Dollar (“USD”). As such, adjustments resulting from the translation are included in the determination of net income (loss) for the period. In addition, the monetary assets and liabilities of AMVEX are translated from the Canadian Dollar (“CAD”) into USD at the rate of exchange in effect at the close of the period; nonmonetary assets and liabilities and equity are translated at the historical rate of exchange; and income and expenses are translated at an average rate of exchange for the period. The exchange rate was 1 CAD/0.99 USD and 1 CAD/.98 USD as of December 31, 2012 and 2011.

Management has determined the functional currency used by OMC UK is the British Pound (“GBP”). As such, adjustments resulting from the translation of the foreign currency to USD are accumulated as accumulated other comprehensive income (loss) which is a separate component of stockholders’ equity and have not been included in the determination of net income (loss). In addition, assets and liabilities of OMC UK are translated from the GBP into USD at the rate of exchange in effect at the close of the period; equity is translated at the historical rate of exchange; and income and expenses are translated at an average rate of exchange for the period.  The exchange rate was 1 GBP/1.60 USD and 1 GBP/1.57 USD as of December 31, 2012 and 2011.

Revenue recognition - The company generally recognizes sales upon shipment. Sales taxes imposed on revenue-producing transactions and remitted to tax authorities are presented on a net basis in the accompanying consolidated statements of operations as a reduction of net sales.

Warranty obligations - The company accrues an estimate of its exposure to warranty claims on an as needed basis based on both current and historical sales and returns data. The company provides limited repair or replacement warranties on its products.  The adequacy of the warranty liability is assessed annually and is included in accrued liabilities in the accompanying consolidated balance sheets.  The warranty liability was $120,000 and $112,000 as of December 31, 2012 and 2011.

Advertising - Advertising costs are expensed as incurred.  Total advertising expense was $64,000 and $84,000 in 2012 and 2011.

Shipping and handling costs - Shipping and handling costs incurred by the company and fees billed to customers are included on a net basis in selling expenses in the consolidated statement of operations. Shipping and handling costs associated with outbound freight totaled $1,010,000 and $1,043,000 in 2012 and 2011.  Freight revenue billed to customers totaled $1,480,000 and $1,376,000 in 2012 and 2011.

Reclassifications - Certain reclassifications were made to the 2011 financial statements to conform to the 2012 presentation.

3.              INTANGIBLE ASSETS

The company has amortizable intangible assets related to business purchases as of December 31, 2012 and 2011 as follows.

	Estimated useful life	2012	2011
Amortizable intangible assets:
Customer lists	5-10 years	$23,930,000	$23,930,000
Noncompete agreements	5 years	12,509,000	22,233,012
Nonsolicitation agreement	1.5 years	69,000	69,000
Debt issuance costs	4-6 years	1,493,389	1,493,389
Trade names	3-5 years	514,120	514,120
Patented technologies	15.5 years	7,629,130	7,629,130
Unpatented technologies	10-18.5 years	2,498,099	2,498,099
Customer relationships	20 years	24,090,000	24,090,000
		72,732,738	82,456,750
Less - accumulated amortization		40,371,444	43,668,084
		32,361,294	38,788,666
Intangible assets with indefinite lives - trade names		3,867,000	3,867,000
		$36,228,294	$42,655,666

Estimated amortization expense is as follows.

2013	$4,645,000
2014	4,645,000
2015	3,388,000
2016	2,106,000
2017	1,832,000
Thereafter	15,745,000

4.                                      LONG-TERM DEBT

	2012	2011
Term note payable, due in quarterly principal installments, balloon payment due November 2016	$34,920,000	$38,800,000

Subordinated term note payable, interest only payments due quarterly, balloon payment due May 2017	22,500,000	22,500,000

Revolving line of credit, due November 2016	4,250,000	5,600,000
	61,670,000	66,900,000

Less current portion	5,760,000	3,880,000
	$55,910,000	$63,020,000

The term note payable and revolving line of credit are secured by substantially all assets of the company. Interest on the term note payable and revolving line of credit varies based on quarterly leverage ratio calculations (LIBOR plus 5% as of December 31, 2012). In addition, the company has the option to select among various base rates in calculating monthly interest charges (LIBOR, prime rate and federal funds rate). The term note payable requires quarterly principal payments of $970,000 in 2013, $1,212,500 in 2014, $1,406,500 in 2015 and three quarterly payments of $1,649,000 in 2016 with a balloon payment due at maturity. The term note payable is also subject to mandatory annual excess cash prepayment requirements determined by defined percentages of the company’s annual net cash flow measured annually at December 31. The 2012 excess cash prepayment is estimated to be $1,880,000 due April 2013. The excess cash prepayments due are included in current portion of long-term debt in the accompanying 2012 consolidated balance sheet.

The amount available under the revolving line of credit is $10,000,000.  A quarterly commitment fee is charged based on the unused portion of the revolving line of credit which varies based on quarterly leverage ratio calculations.

The subordinated term note payable is secured by substantially all assets of the company (subordinate to the term note payable and revolving line of credit).  Interest of the subordinated term note payable varies based on quarterly leverage ratio calculations ranging from 10% to 12%. The related agreements contain prepayment penalties through 2014.

The credit facilities related to the above require limitations on additional indebtedness and contain certain financial covenant requirements measured quarterly including maintaining minimum fixed charge ratios, maximum senior debt and total leverage ratios. In addition, the related agreements limit the amount of management fees accrued and paid and require the company to hedge a portion of the amounts outstanding on the term and subordinated notes payable to protect the company against interest rate fluctuations. See Note 5 for discussion of the interest rate swap agreement entered into in connection with this requirement.

In March 2013 the credit facilities were amended to restructure certain financial covenant requirements.  The amendments also provided for an increase in the interest rate on the term note payable, revolving line of credit and subordinated term note payable.  The interest rate on the term note payable and revolving line of credit, which continues to vary based on quarterly leverage ratio calculations, increased to LIBOR plus 5.75%.  The interest rate on the subordinated term note payable increased by 2% and will be added to the outstanding balance of the note as incurred (PIK interest). The PIK interest rate will be reset to 0% when leverage ratio calculations are reduced by a certain amount as defined in the credit facilities. The interest rate increases are effective as of the amendment date.

Maturities of long-term debt as of December 31, 2012 are presented below.

2013	$5,760,000
2014	4,850,000
2015	5,626,000
2016	22,934,000
2017	22,500,000

5.                                      DERIVATIVE FINANCIAL INSTRUMENTS

The company entered into an interest rate swap agreement with a financial institution to manage risks relating to interest rate movements on its long-term debt.  The agreement effectively fixes the LIBOR base interest rate at 0.745% on a portion of the term note payable balance through November 2014. The notional amount of the agreement as of December 31, 2012 is $17,460,000.  The agreement entitles the financial institution to receive from or pay to the company on a monthly basis the difference between the swap rate and the current rate the company pays to its lender.

The swap agreement qualifies as a cash flow hedge derivative instrument and is reported at fair value. Changes in the swap agreement’s fair value are included as a component of other comprehensive income (loss).

Accounting principles generally accepted in the United States of America establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows.

Level 1 -	Valuation is based upon quoted prices in active markets for identical assets or liabilities.

Level 2 -	Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities).

Level 3 -	Valuation is based upon significant unobservable inputs (including the company’s assumptions in determining the fair value of assets or liabilities).

The fair value of the interest rate swap liability was determined using observable market inputs, including market interest rates. As such, this valuation falls under level 2 of the fair value hierarchy described above.

6.                                      INCOME TAXES

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes.  These differences relate primarily to different methods used for depreciation and amortization for income tax purposes, certain prepaid expenses, certain accrued liabilities, inventory capitalization requirements of the Internal Revenue Code, allowance for doubtful accounts and net operating loss carryforwards.

The components of the income tax provision are as follows.

	2012	2011
Income tax benefit (expense) from continuing operations
Current income tax benefit (expense)	$(12,000)	$(691,000)
Deferred income tax benefit (expense)	(637,000)	(940,000)
Benefit from net operating loss carryforwards	1,271,000	2,283,000
	$622,000	$652,000

During 2011, the company became aware of a potential exposure related to withholding taxes on intercompany loans for 2008 and 2009.  The company engaged an outside advisor in 2011 and presented a proposal for resolution to the Canadian tax authorities in 2012. The company has estimated that it is more than likely that a settlement payment for the tax liability, interest and penalties will be made to the Canadian tax authorities ranging from $400,000 to $790,000. The company recorded a $600,000 provision in 2011, included in current income tax expense in the accompanying consolidated 2011 statement of operations, for the company’s possible exposure related to this outstanding Canadian tax matter. The settlement liability was $600,000 as of December 31, 2012 and 2011.

The benefit from net operating loss carryforwards does not include the deferred tax benefit (expense) related to the loss from operations of the discontinued NPWT division of ($375,000) in 2011.

The deferred income tax benefit (expense) does not include the deferred tax benefit related to the obligations under the interest rate swap agreement of $51,000 in 2012.

Total deferred tax assets and liabilities are as follows.

	2012	2011
Current deferred tax assets	$1,426,000	$986,000
Current deferred tax liabilities	(125,000)	(127,000)
Noncurrent deferred tax assets	1,081,000	1,036,000
Noncurrent deferred tax liabilities	(2,645,000)	(1,572,000)
	(263,000)	323,000
Tax effect of net operating loss carryforwards	15,874,000	14,603,000
	$15,611,000	$14,926,000

In assessing deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is primarily dependent upon the generation of future taxable income prior to expiration of net operating loss carryforwards.  As of December 31, 2012, the company has approximately $42,437,000 (tax effect of $14,429,000) of federal net operating loss carryforwards and $19,795,000 (tax effect of $1,445,000) of state (primarily Illinois) net operating loss carryforwards available which expire through 2033.

Management has not established a valuation allowance for the deferred tax assets as management estimates that the deferred tax assets are fully realizable.  It is at least reasonably possible that this estimate could change in the near term.

The company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Generally the company is no longer subject to federal and state income tax examinations by tax authorities for years before 2009, although net operating loss carryforwards generated in those years may still be adjusted upon examination by the Internal Revenue Service or state taxing authorities if the net operating loss carryforwards either have been or will be used in future periods.

The company analyzed the requirements for accounting for uncertain tax positions, and determined that it was not required to record a liability related to uncertain tax positions as of December 31, 2012 and 2011.

7.                                      CAPITAL STOCK

Common stock - 125,000 shares of common stock have been authorized with a par value of $.01 per share. There were 10,000 shares issued and outstanding as of December 31, 2012 and 2011.

Series A convertible preferred stock - 100,000 shares of nonvoting Series A convertible preferred stock are authorized with a par value of $.01 per share and a face value of $3,025 per share.  Holders of Series A convertible preferred stock are entitled to receive preferred stock dividends issued quarterly in the form of Series A preferred stock at a rate of 16% per annum.  Total stock dividends issued were $12,964,000 and $11,081,000 in 2012 and 2011. The stock dividends represented 4,285 and 3,664 shares in 2012 and 2011. There were 29,515 and 25,230 shares issued and outstanding as of December 31, 2012 and 2011.  The stock has a liquidation value (preferential to common stock) of the original issue price plus accrued and unpaid dividends.

Series B preferred stock - During 2011, the company authorized new Series B preferred stock. 10,000 shares of nonvoting Series B convertible preferred stock are authorized with a par value of $.01 per share and a face value of $20,000 per share. Holders of Series B preferred stock are entitled to receive dividends at a rate of 12% per annum through May 2013. The rate increases to 14% for the 6 months subsequent to May 2013 and increases 1% every six months thereafter.  Total dividends accrued were $2,470,000 and $190,000 as of December 31, 2012 and 2011.  There were 950 shares issued and outstanding as of December 31, 2012 and 2011.  The stock has a liquidation value (preferential to common stock and Series A convertible preferred stock) of the original issue price plus accrued and unpaid dividends.

An additional 65,000 shares of preferred stock are authorized but not yet designated as of December 31, 2012 and 2011.

8.                                      RETIREMENT PLANS

The company sponsors a 401(k) plan for substantially all OMC employees.  The plan provides for discretionary employer matching and profit sharing contributions, as determined by the board of directors. Discretionary matching contributions to the plan were $103,000 in 2012. There were no discretionary contributions in 2011.

9.                                      OPERATING LEASES

The company leases its AMVEX office and warehouse located in Toronto, Canada under an operating lease through May 2014.  The lease requires the company to pay monthly rent of $19,800 and all property taxes and other operating expenses of the facility. The company also leases a sales office in Madison, WI and certain other equipment under operating leases expiring at various dates through August 2013.  Total rent expense under these leases, including property taxes and other operating expenses for the AMVEX office, was $463,000 and $458,000 in 2012 and 2011.  Future minimum annual commitments under these operating leases, including estimates for property taxes and other operating expenses for the AMVEX office, are as follows.

2013	$465,000
2014	203,000

10.                               RELATED PARTY TRANSACTIONS

The company incurred expenses related to management fees charged from Guggenheim Corporate Funds, LLC, MVC Capital, Inc., Champlain Capital Partners, Amzak Capital Management, LLC, CGI Equities, Ltd., and The Mitchell Special Trust. The six entities own shares of the company’s stock.  Management fees were $550,000 and $511,000 in 2012 and 2011. Accumulated unpaid fees of $1,029,000 and $792,000 are included in other liabilities in the accompanying consolidated balance sheets as of December 31, 2012 and 2011. Given the payment restrictions discussed in Note 4 above, the company is not certain what payments will be made in 2013, if any. As such, the accumulated unpaid fees are classified as long-term on the accompanying consolidated balance sheets.

11.                               STOCK OPTION PLAN

The company’s stock option plan (the “plan”), which is stockholder approved, permits the grant of stock options to its employees.  The company believes that such awards better align the interests of its employees with those of its stockholders.  Option awards are generally granted with an exercise price equal to the market price of the company’s stock at the date of the grant; those option awards generally vest over five years and have 10-year contractual terms.

Total unrecognized compensation cost related to nonvested share-based compensation was $243,000 and $591,000 as of December 31, 2012 and 2011.  That cost is expected to be recognized over the remaining vesting period.

There were no stock options granted by the company in 2012 or 2011. The fair value of each option granted, if any, is estimated on the date of grant using a Black Scholes option valuation model that uses certain weighted average assumptions.

A summary of option activity under the plan as of December 31, 2012 and the year then ended is as follows.

Options	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2012	2,049	$2,788	6.4	$2,394,911
Forfeited/Granted	—	—	—	—
Outstanding at December 31, 2012	2,049	$2,788	5.4	$2,394,911
Vested or expected to vest at December 31, 2012	1,764	$2,890	5.2	$2,152,002

A summary of option activity under the plan as of December 31, 2011 and the year then ended is as follows.

			Weighted
			average
		Weighted	remaining
	Number	average	contractual	Aggregate
	of	exercise	term (in	intrinsic
Options	shares	price	years)	value

Outstanding at January 1, 2011	2,314	$2,772	7.5	$2,686,679
Forfeited	(265)	2,648	6.8	(291,768)
Outstanding at December 31, 2011	2,049	$2,788	6.4	$2,394,911
Vested or expected to vest at December 31, 2011	1,455	$2,954	6.1	$1,804,015